


RECD S.E.C.
JAN 2 8 2002
1086

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2002.
Total number of pages: 4.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number	Page Number
1. [Adaptation of the Investment Trusts Association's New Rules to Nomura's MMF (Money Management Fund) and Purchase through Principal Investment of Selected Bonds Held to Maturity (01/23/02)]	3

NOMURA **PRESS RELEASE**

January 23, 2002

Nomura Holdings, Inc.

Adaptation of the Investment Trusts Association's New Rules to Nomura's MMF (Money Management Fund) and Purchase through Principal Investment of Selected Bonds Held to Maturity

On 18 January, the Investment Trusts Association, Japan announced new rules for MMFs (money management funds) as a means of securing MMF stability.

Nomura Asset Management Co., Ltd. (NAM), a wholly owned subsidiary of Nomura Holdings, Inc., has conducted portfolio reviews to ensure rapid compliance of Nomura's MMF with these new rules. Specifically, NAM has purchased through principal investment selected bonds in its portfolio held to maturity (14 issues with an aggregate face value of 195.9 billion yen) in accordance with the regulations stipulated in the laws pertaining to investment trusts and asset management companies.

Nomura's MMF is expected to achieve conformity with the new rules in mid February.

Contact: Toshiyasu Iiyama / Ryugo Matsuo

Corporate Communication Dept., Nomura Group Headquarters

Tel: 81-3-3278-0591

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 24, 2002

By: 

Masanori Itatani
Director